SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Form 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 OF the Securities Exchange Act of 1934

For the month of February, 2015

(Commission File No. 1-15250)

Banco Bradesco S.A.

(Exact name of registrant as specified in its charter)

Bank Bradesco

(Translation of registrant’s name in English)

Cidade de Deus, Vila Yara
06029-900 Osasco, SP,

Federative Republic of Brazil

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F__

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes           No  X

Material Fact

Minutes of the Special Meeting #2,328, of

Banco Bradesco S.A.’s Board of Directors, held on February 9, 2015

CNPJ (Corporate Taxpayer’s ID) # 60.746.948/0001-12

NIRE (Companies Registration Number) 35.300.027.795.

The members of the Board of Directors were called together on the 9th day of the month of February, 2015, at 4 p.m., at the corporate head office, Núcleo Cidade de Deus, 4o andar of the Prédio Vermelho, Vila Yara, Osasco, São Paulo, under the chairmanship of Mr. Lázaro de Mello Brandão. Mr. Carlos Alberto Rodrigues Guilherme held the function of Secretary.  During the meeting, the Board Members resolved to approve the Board of Executive Officers’ proposal, registered in the Special Meeting #1,923, as of January 29, 2015, of that Body, for the payment of dividends to the Company’s shareholders, in addition to amounts already distributed to the shareholders, related to the year 2014, in the amount of R$630,572,371.85, being R$0.143153921 per common share and R$0.157469313 per preferred share.

The shareholders registered in the Company’s books on February 9, 2015 (record date) will be benefited. The Company’s shares will be traded “ex-right” on dividends from February 10, 2015 on.

The payment will be made on March 6, 2015 by the declared amount, with no Withholding Income Tax, under the terms of the Article 10 of Law #9,249/95.

The dividends related to the shares held in custody at BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (Securities, Commodities and Future Exchange) will be paid to the referred BM&FBOVESPA S.A., which will transfer them to the shareholders through the depository agents.

Taking into consideration the complementary dividends now approved, the interest and dividends distributed to the shareholders, related to the year 2014, total R$5,054,579,977.10.

Below, the demonstrative table of the values paid and to be paid related to 2014:

In R$

Monthly interest on shareholders’ equity paid from February/2014 to January/2015	994,707,605.25
Intermediary dividends of the 1st half paid	829,000,000.00
Subtotal – paid values	1,823,707,605.25
Complementary interest on shareholders’ equity to be paid on March 6, 2015	2,600,300,000.00
Dividends in addition to amounts already distributed to the shareholders to be paid on March 6, 2015	630,572,371.85
Subtotal – values to be paid	3,230,872,371.85
Total	5,054,579,977.10

Per share in R$

Type	Monthly interest on shareholders’ equity	Intermediary dividends of the 1st half	Complementary interest (1)	Dividends	Total
	paid		to be paid on March 6, 2015
Common share	0.225815904	0.188201395	0.590325800	0.143153921	1.147497020
Preferred share	0.248397492	0.207021535	0.649358380	0.157469313	1.262246720

Values net of Withholding Income Tax (per share):

(1)    Common share - R$0.501776930; Preferred share - R$0.551954623.

Then, the Chairman stated that: 1) the Board of Executive Officers was authorized to take all the necessary steps so that the respective dividends were credited in an individualized manner, from this date on, to the shareholders’ share account at the Company; 2) for the shareholders with frozen accounts, the dividends amount must be maintained available in the Company, the same occurring in respect to those for which the number of CPF (Individual Taxpayer Identification Number) or CNPJ (Corporate Taxpayer Identification Number) is not indicated in the records, until such time as they satisfy the legal requirement.

There being no further business to be discussed, the meeting was adjourned and these Minutes were drawn up, which the present Board Members sign. ss) Lázaro de Mello Brandão, Luiz Carlos Trabuco Cappi, Antônio Bornia, Mário da Silveira Teixeira Júnior, João Aguiar Alvarez, Denise Aguiar Alvarez, Carlos Alberto Rodrigues Guilherme, Milton Matsumoto and José Alcides Munhoz.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bradesco S.A.

Date:   February 9, 2015

By:
Name: Luiz Carlos Angelotti
Title:   Executive Managing Officer and Investors Relation Officer